UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK makes strong start to 2025 with growth in sales, profits and earnings

Specialty Medicines growth drives Q1 performance
●	Total Q1 sales £7.5 billion +2% AER; +4% CER
●	Specialty Medicines sales £2.9 billion (+17%); Respiratory, Immunology and Inflammation £0.8 billion (+28%); Oncology £0.4 billion (+53%); HIV sales £1.7 billion (+7%)
●	Vaccines sales £2.1 billion (-6%); Shingrix £0.9 billion (-7%); Meningitis vaccines £0.4 billion (+20%); and Arexvy £0.1 billion (-57%)
●	General Medicines sales £2.5 billion (stable); Trelegy £0.7 billion (+15%)
●	Total operating profit +50% and Total EPS +56% driven by lower CCL charges
●	Core operating profit +5% and Core EPS +5% reflecting strong Specialty Medicines performance and disciplined increased investment in R&D portfolio progression, new asset launches and growth assets
●	Cash generated from operations exceeded £1 billion with free cash flow of £0.7 billion
(Financial Performance – Q1 2025 results unless otherwise stated, growth % and commentary at CER as defined on page 44).

	Q1 2025
	£m	% AER	% CER
Turnover	7,516	2	4
Total operating profit	2,216	49	50
Total operating margin %	29.5%	9.2ppts	9.0ppts
Total EPS	39.7p	55	56
Core operating profit	2,533	4	5
Core operating margin %	33.7%	0.5ppts	0.3ppts
Core EPS	44.9p	4	5
Cash generated from operations	1,301	16

Pipeline progress and investment delivering future growth opportunities:
5 major new FDA product approvals expected in 2025:
●	Q1 2025 approvals: Penmenvy, meningitis vaccine; Blujepa, first-in-class antibiotic treatment for uUTIs
●	Positive ACIP recommendations for Penmenvy (and Arexvy (adults 50-59))
●	Further approvals expected for: Nucala (COPD); Blenrep (multiple myeloma); and depemokimab (severe asthma and nasal polyps)
14 key opportunities expected to launch 2025-2031 each with PYS potential above £2 billion
●	Data presented at CROI for VH184, VH499 and N6LS support development plans for ULA HIV regimens
●	Breakthrough designation granted for GSK'227 B7H3 ADC for 2L osteosarcoma
●	Pivotal/Phase III trials expected to start in 2025 for: Respiratory (depemokimab COPD programme - ENDURA); Oncology (GSK'227 B7H3 ADC ES-SCLC; IDRx-42 2L GIST; Ojjaara (MDS)); and HIV (Q4M treatment)
Investment in targeted business development continues
●	Acquisition of IDRx completed
●	New partnership with ABL Bio in neurodegenerative diseases; and novel research collaboration with UK Dementia Research Institute & HDRUK to investigate shingles vaccination with prevention of dementia

Continued commitment to shareholder returns
●	Dividend declared of 16p for Q1 2025; 64p expected for full year 2025
●	£273 million of shares bought back as part of the £2 billion share buyback programme commenced in Q1 2025

Confident for delivery of 2025 guidance
●	Continue to expect 2025 turnover growth 3% to 5%; Core operating profit growth 6% to 8%; Core EPS growth 6% to 8%

Guidance all at CER

Emma Walmsley, Chief Executive Officer, GSK:
"GSK continues to make strong progress, demonstrating the quality, strength and resilience of our portfolio. Specialty Medicines, our largest business, delivered strong sales contributions in the quarter and R&D progress continued, with two of the five FDA product approvals expected this year now secured, and the acquisition of a promising new oncology asset. We are very focused on preparing for launches of Blenrep, Nucala and depemokimab, and pivotal trials for potential new medicines in respiratory, oncology, HIV and hepatitis. This momentum, together with the strength of our portfolio and proven ability to drive operating leverage, underpin our confidence in guidance for the year and our longer-term outlooks."

The Total results are presented in summary above and on page 7 and Core results reconciliations are presented on pages 19 and 20. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 44-45: Core results, AER% growth, CER% growth, turnover; and other non-IFRS measures. GSK provides guidance on a Core results basis only for the reasons set out on page 17. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 46. Abbreviations are defined on page 50.

2025 Guidance

GSK affirms its full-year 2025 guidance at constant exchange rates (CER).

Turnover is expected to increase between 3 to 5 per cent
Core operating profit is expected to increase between 6 to 8 per cent
Core earnings per share is expected to increase between 6 to 8 per cent

This guidance is supported by the following turnover expectations for full-year 2025 at CER

Specialty Medicines	–	expected increase of a low double-digit per cent in turnover
Vaccines	–	expected decrease of a low single-digit per cent in turnover
General Medicines	–	expected to be broadly stable for turnover

Core operating profit is expected to grow between 6 to 8 per cent at CER. GSK expects to deliver leverage at a gross margin level due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue to take a returns-based approach to SG&A investments. Royalty income is now expected to be higher than previously guided at £750-800 million, including an IP settlement agreed in April. This additional income will be reinvested in the pipeline this year.

Core earnings per share is expected to increase between 6 to 8 per cent at CER, in line with Core operating profit growth, reflecting higher interest charges and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit of up to 1% from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2024.

Tariffs

GSK notes that the US Administration has initiated an investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. The company is well positioned to respond to the potential financial impact of sector-specific tariffs, should they be implemented, with mitigation options identified in the supply chain and productivity initiatives. The company will continue to monitor and review developments related to this situation.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, GSK has declared a dividend for Q1 2025 of 16p per share. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2025 are provided on page 31.

GSK has commenced a £2 billion share buyback programme, to be implemented over the period to the end of Q2 2026.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Exchange rates

If exchange rates were to hold at the closing rates on 24 April 2025 ($1.33/£1, €1.17/£1 and Yen 190/£1) for the rest of 2025, the estimated impact on 2025 Sterling turnover growth for GSK would be -2% and if exchange gains or losses were recognised at the same level as in 2024, the estimated impact on 2025 Sterling Core Operating Profit growth for GSK would be -4%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon BST (US EDT at 07.00 am) on 30 April 2025. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Performance: turnover

Turnover	Q1 2025
	£m	Growth AER%	Growth CER%
HIV	1,714	6	7
Respiratory, Immunology and Inflammation	804	26	28
Oncology	415	52	53
Specialty Medicines	2,933	16	17
Shingles	867	(8)	(7)
Meningitis	350	17	20
RSV (Arexvy)	78	(57)	(57)
Influenza	1	(92)	(92)
Established Vaccines	799	(5)	(3)
Vaccines	2,095	(8)	(6)
Respiratory	1,710	(1)	1
Other General Medicines	778	(7)	(3)
General Medicines	2,488	(3)	–
Total	7,516	2	4
By Region:
US	3,752	5	4
Europe	1,749	8	11
International	2,015	(6)	(2)
Total	7,516	2	4

Financial Performance – Q1 2025 results unless otherwise stated, growth % and commentary at CER.

	Q1 2025
	£m	AER	CER
Specialty Medicines	2,933	16%	17%
Specialty Medicines sales grew by double-digit percentages in the quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory, Immunology and Inflammation, and Oncology.

HIV	1,714	6%	7%
HIV sales grew by 7% this quarter with the US growing at 9%. This was driven by a 9 percentage point increase in patient demand from Cabenuva, Apretude and Dovato reflecting strong market share growth. Growth in the quarter also benefited from customer ordering patterns, offset by unfavourable price impacts from channel mix adjustments and the impact of IRA Medicare Part D redesign.

Oral 2DR	728	14%	15%
Sales of Oral 2DR now represent 42% of the total HIV portfolio. Dovato, the first and only once-daily Oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents continues to be the largest product in the HIV portfolio with sales of £570 million in the quarter and growing 19%.

Long-Acting	383	43%	43%
Long-Acting sales in the quarter now represent 22% of the total HIV portfolio (29% in the US) and contributed 100% of the total HIV growth in Q1 2025. Cabenuva, the only complete long-acting injectable regimen for HIV treatment reached sales of £294 million in the quarter, growing 38% due to strong patient demand across US and Europe. Apretude, the first long-acting injectable option for HIV prevention delivered sales of £89 million in the quarter, growing 63% compared to Q1 2024.

Respiratory, Immunology and Inflammation	804	26%	28%
Sales primarily comprised contributions from Nucala in respiratory and Benlysta in immunology. Double-digit sales growth in the quarter was delivered for both Nucala and Benlysta, driven by patient demand globally across US, European and International markets. Growth in the quarter was also positively affected by the impacts of channel inventory reductions in the US in Q1 2024 for both Nucala and Benlysta.

	Q1 2025
	£m	AER	CER
Nucala	444	19%	21%
Sales growth in the quarter was driven by strong performance across all regions, reflecting higher patient demand for treatments addressing eosinophilic-led disease. Growth in the quarter in the US was predominantly driven by the impacts of channel inventory reductions occurring in 2024, with further underlying double digit volume increases being largely offset by unfavourable price impacts, including the impact of IRA Medicare Part D redesign.

Benlysta	359	38%	39%
Sales of Benlysta, a monoclonal antibody treatment for lupus, grew in the quarter representing strong demand and volume growth in US, European and International regions, with bio-penetration rates having increased across many markets. Growth in the US was also positively impacted by price favourability, as well as the impacts of channel inventory reductions that occurred in Q1 2024.

Oncology	415	52%	53%
Oncology sales are largely comprised of sales from Jemperli, Zejula and Ojjaara/Omjjara. Strong sales growth in the quarter was driven in particular by increasing patient demand for Jemperli and Ojjaara/Omjjara.

Jemperli	174	>100%	>100%
Sales of Jemperli grew strongly in the quarter, driven largely by continued volume growth in the US following Q3 2024 FDA approval expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer. Europe and International regions increasingly contribute to sales and growth, with Jemperli now available in over 30 countries worldwide.

Zejula	131	(7%)	(5%)
Sales of Zejula, a PARP inhibitor treatment for ovarian cancer, decreased in the quarter, driven largely by a double-digit decrease in the US. Performance in the US was adversely impacted by price unfavourability, driven in part by ongoing channel pricing pressure, and also from impacts of favourable Q1 2024 comparator channel mix adjustments.

Ojjaara/Omjjara	112	>100%	>100%
Sales of Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the quarter largely driven by the US with continued patient uptake and volume growth.  Sales in the quarter included increasing contributions from Europe and International regions, following the recent launch in Japan in Q3 2024, and with further new launches including Spain and Italy in Q1 2025.

Vaccines	2,095	(8%)	(6%)
Vaccines sales decreased in the quarter, primarily impacted by lower demand for Arexvy related to a more limited ACIP recommendation combined with lower demand for Shingrix in the US and International. Meningitis vaccines continued to show strong demand with double-digit sales growth.

Shingles	867	(8%)	(7%)
Sales of Shingrix decreased in the quarter, with lower sales in the US and International partially offset by growth in Europe.
The US cumulative immunisation rate reached 41%, up five percentage points compared to 12 months earlier(1). Sales decreased by 21% in the quarter due to the continuing slowdown in the pace of penetration of harder-to-reach unvaccinated consumers, as well as higher channel inventory consumption.

Sales of Shingrix decreased in International in the quarter, reflecting a strong Q1 2024 comparator driven by rapid uptake from the national immunisation programme in Australia. Performance was also impacted by lower current quarter supply to our co-promotion partner in China.

In Europe, Shingrix sales grew in the quarter driven by new launch uptake in France together with expanded public funding and higher private market demand across several countries.

Shingrix is now launched in 54 countries, with markets outside the US representing 57% of Q1 2025 global sales (2024: 50%). The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 8% with significantly higher uptake in funded cohorts.

Meningitis	350	17%	20%
In the quarter, both key Meningitis vaccines continued to grow strongly, achieving double-digit growth. Bexsero, a vaccine against meningitis B, grew 20% primarily driven by continued uptake following the recommendation in Germany together with the implementation of mandatory newborn vaccination in France and public funding in Switzerland. Menveo, a vaccine against meningitis ACWY, grew mainly due to the timing of deliveries in International.

Footnote: (1)  Based on data from IQVIA up until the end of Q4 2024

	Q1 2025
	£m	AER	CER
RSV (Arexvy)	78	(57%)	(57%)
Arexvy sales decreased in the quarter. US sales declined due to lower demand partly related to a more limited recommendation from ACIP for individuals aged 60 to 74. Arexvy maintained the market leading position in retail where the overwhelming majority of doses are administered.

Growth in Europe was driven by launch uptake following recommendation and reimbursement in Germany offset by a decrease in International reflecting lower demand in Saudi Arabia and Canada. While Arexvy is approved in 66 markets globally, 18 countries had national RSV vaccination recommendations for older adults and 6, including the US, had reimbursement programmes for Arexvy in place at the quarter end.

Established Vaccines	799	(5%)	(3%)
Established Vaccines sales decreased primarily in International, which was impacted by 2024 sales of AS03 adjuvant and divested brands as well as competitive pressure and supply phasing for Cervarix. This was partially offset by higher orders for MMR vaccines in the US due to measles outbreaks.

General Medicines	2,488	(3%)	–%
Sales include contributions from both the Respiratory and Other General Medicine portfolios.  Sales were broadly stable in the quarter at CER, with strong growth delivered across all regions by Trelegy offset by decreases in Seretide/Advair, other respiratory and Other General Medicine products. Sales in the quarter at AER declined driven by exchange movements in a number of International markets.

Respiratory	1,710	(1%)	1%
Sales grew low single-digit in the quarter, with strong growth delivered across all regions by Trelegy offset by declines in Seretide/Advair and other respiratory products. Declines in the quarter for Seretide/Advair and Flixotide/Flovent included the impacts of adverse inventory movements in the US compared to Q1 2024. Decreases in the quarter at AER were driven by exchange movements in a number of International markets.

Trelegy	675	14%	15%
Trelegy sales continued to grow in the quarter, with strong volume growth continued across all regions reflecting patient demand, SITT class growth, and increased market share. Specifically in the US, continued strong volume growth is partially offset by price unfavourability resulting from channel mix and pricing pressures and the impact of IRA Medicare Part D redesign.

Other General Medicines	778	(7%)	(3%)
Other General Medicines sales decrease was driven by continued generic competition across the portfolio. Decreases in the quarter at AER were driven by exchange movements in a number of International markets.

By Region

	Q1 2025
	£m	AER	CER
US	3,752	5%	4%

Specialty Medicines double-digit sales growth in the quarter was driven by strong Oncology and HIV performance, and continued growth for Nucala and Benlysta. The growth of Nucala and Benlysta was positively affected by the impacts of channel inventory reductions that occurred in Q1 2024.

Vaccines sales decreased in the quarter due to lower demand for both Shingrix driven by the continued challenge of activating harder-to reach consumers and Arexvy due to a more limited ACIP recommendation for RSV vaccination.

General Medicines sales low single-digit growth in the quarter was primarily driven by increased demand for Trelegy, with strong volume growth from higher patient demand, partially offset by price unfavourability resulting from continued channel pricing pressures and mix. Strong growth in Trelegy sales was partially offset by decreases across other general medicine products.

US performance in the quarter reflected the introduction of the IRA Medicare Part D redesign, which adversely impacted a number of products across Specialty Medicines, Vaccines and General Medicines.

Europe	1,749	8%	11%

Specialty Medicines sales grew by double-digits in the quarter due to continued strong performance in Oncology, Benlysta and Nucala including the benefit from new indication launches. Strong HIV growth continued in the quarter at a mid-single digit percentage.

Vaccines sales growth was driven by Shingrix new launch uptake in France together with expanded public funding and higher private market demand across several countries. Bexsero and Arexvy sales also grew strongly mainly in Germany following recommendations.

General Medicines sales decreased low single-digit in the quarter, with double-digit growth for Trelegy and Anoro being more than offset by decreases across other general medicine products.

International	2,015	(6%)	(2%)

Specialty Medicines double-digit sales growth in the quarter was driven by Nucala in respiratory, Benlysta in immunology, and Oncology.  HIV delivered broadly stable sales in the quarter.

Vaccines sales decreased in the quarter with lower Shingrix sales due to a strong comparator period which included rapid uptake from the national immunisation programme in Australia together with lower current quarter supply to our co-promotion partner in China. Established Vaccines sales were also negatively impacted by 2024 sales of AS03 adjuvant and divested brands as well as Cervarix competitive pressure and supply phasing.

General Medicines sales decreased low single-digit in the quarter, with double-digit growth for Trelegy and Anoro being more than offset by decreases across other general medicine products.

Financial performance

Total Results	Q1 2025
	£m	% AER	% CER

Turnover	7,516	2	4
Cost of sales	(1,937)	(2)	–
Selling, general and administration	(2,070)	(1)	3
Research and development	(1,462)	2	3
Royalty income	180	19	21
Other operating income/(expense)	(11)

Operating profit	2,216	49	50
Net finance expense	(108)	(19)	(20)

Profit before taxation	2,108	56	57

Taxation	(336)
Tax rate %	15.9%

Profit after taxation	1,772	64	66
Profit attributable to non-controlling interests	148
Profit/(loss) attributable to shareholders	1,624
	1,772	64	66

Earnings per share	39.7p	55	56
Financial Performance – Q1 2025 results unless otherwise stated, growth % and commentary at CER.

Core results Reconciliations between Total results and Core results Q1 2025 and Q1 2024 are set out on pages 19 and 20.

	Q1 2025
	£m	% AER	% CER

Turnover	7,516	2	4
Cost of sales	(1,726)	–	1
Selling, general and administration	(2,060)	4	8
Research and development	(1,377)	1	2
Royalty income	180	19	21

Core operating profit	2,533	4	5

Core profit before taxation	2,432	5	6
Taxation	(434)	7	9
Tax rate %	17.8%
Core profit after taxation	1,998	5	6
Core profit attributable to non-controlling interests	162
Core profit attributable to shareholders	1,836
	1,998	5	6
Core Earnings per share	44.9p	4	5

		Q1 2025
		£m	AER	CER
Cost of sales	Total	1,937	(2%)	–%
	% of sales	25.8%	(1.0%)	(1.1%)
	Core	1,726	–%	1%
	% of sales	23.0%	(0.6%)	(0.7%)
Total and Core cost of sales as a percentage of sales decreased in Q1 2025 primarily driven by mix benefits from growth in Specialty Medicines, particularly Nucala and Benlysta, and regional margin mix from higher US and Europe sales.

		Q1 2025
		£m	AER	CER
Selling, general & administration	Total	2,070	(1%)	3%
	% of sales	27.5%	(0.8%)	(0.3%)
	Core	2,060	4%	8%
	% of sales	27.4%	0.5%	1.1%
Total SG&A growth in the quarter was primarily driven by higher Core SG&A spend, partly offset by lower Significant legal expenses. Q1 2025 Core SG&A growth includes a 4 percentage point impact driven by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

Core SG&A growth in the quarter was driven by disciplined investment to support the launch of new assets including depemokimab, Penmenvy and Blenrep, and growth of key assets including Ojjaara/Omjjara, Nucala, and Shingrix, as well as investment behind long-acting HIV medicines.

		Q1 2025
		£m	AER	CER
Research & development	Total	1,462	2%	3%
	% of sales	19.5%	–%	(0.2%)
	Core	1,377	1%	2%
	% of sales	18.3%	(0.1%)	(0.3%)
In Q1 2025, Total and Core R&D investment increased in the quarter driven by continued progression across the portfolio.

In Specialty Medicines, investment increased to support late-stage clinical development programmes for camlipixant, the long acting TSLP asset, and bepirovirsen. HIV investment increased on next-generation long-acting treatment and preventative medicines. In Oncology, increased investment reflects acceleration in work on antibody-drug-conjugates.

In Vaccines, clinical trial programmes associated with the pneumococcal MAPS and mRNA continued to drive investment.

These increases were partly offset by lower spend on depemokimab, following filing for severe asthma and CRSwNP indications, and in Blenrep (multiple myeloma) and Zejula (endometrial cancer) as studies progress to completion.

		Q1 2025
		£m	AER	CER
Royalty income	Total	180	19%	21%
	Core	180	19%	21%
The increase in Total and Core royalty income in Q1 2025 primarily reflected increases in Kesimpta and Biktarvy royalties.

		Q1 2025
		£m	AER	CER
Other operating income/(expense)	Total	(11)	98%	98%
Q1 2025 other operating expense included a charge of £2 million (Q1 2024: £685 million) arising from the remeasurement of contingent consideration liabilities (CCL) and the liabilities for the Pfizer, Inc. (Pfizer) put option. The charge in the current quarter primarily reflected discount unwind as well as changes to sales forecasts, partly offset by favourable foreign exchange movements. See page 21 for further details.

Other net operating expense at £9m (Q1 2024: £152 million income) reflected fair value movements on equity instruments, partly offset by other net income. Q1 2024 included a fair value gain of £57 million on the stake in Haleon plc.

		Q1 2025
		£m	AER	CER
Operating profit	Total	2,216	49%	50%
	% of sales	29.5%	9.2%	9.0%
	Core	2,533	4%	5%
	% of sales	33.7%	0.5%	0.3%
Total operating profit margin was higher in the quarter mainly due to lower CCL charges, partly offset by lower other net operating income.

Core operating profit growth in the quarter primarily reflected higher turnover, favourable product mix and royalty income, partly offset by increased investment in R&D, new asset launches and growth assets.  Growth was also offset by the Q1 2024 reversal of the legal provision related to the Zejula royalty dispute, following a successful appeal.

		Q1 2025
		£m	AER	CER
Net finance expense	Total	108	(19%)	(20%)
	Core	101	(23%)	(24%)
The decrease in net finance costs in Q1 2025 was mainly driven by higher income from net investment hedges, higher interest income on cash and lower interest expense on tax.

		Q1 2025
		£m	AER	CER
Taxation	Total	336	23%	24%
	Tax rate %	15.9%
	Core	434	7%	9%
	Tax rate %	17.8%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results.

The effective tax rate on Core profits is broadly in line with expectations for the year. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2024. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q1 2025
		£m	AER	CER
Non-controlling interests ("NCIs")	Total	148	>100%	>100%
	Core	162	5%	6%
The increase in Total and Core NCIs in the quarter was primarily driven by higher core profit allocations from ViiV Healthcare, and a lower remeasurement loss on the CCL impacting Total NCIs.

		Q1 2025
		£p	AER	CER
Earnings per share	Total	39.7p	55%	56%
	Core	44.9p	4%	5%
The increase in the Q1 2025 Total EPS is driven by lower CCL movements.

The increase in the Core EPS in the quarter primarily reflected the growth in Core operating profit as well as lower net finance costs, partly offset by a higher effective taxation rate and higher non-controlling interests.

Currency impact on results

The results for Q1 2025 are based on average exchange rates, principally $1.26/£1, €1.20/£1 and Yen193/£1. The period-end exchange rates were $1.29/£1, €1.20/£1 and Yen193/£1. Comparative exchange rates are given on page 32.

		Q1 2025
		£m/£p	AER	CER
Turnover		7,516	2%	4%
Earnings per share	Total	39.7p	55%	56%
	Core	44.9p	4%	5%
In Q1 2025, the adverse currency impact primarily reflected the strengthening of Sterling against the Euro, Yen and emerging market currencies. Exchange losses on the settlement of intercompany transactions in Q1 2024 resulted in a favourable impact of three percentage points on Total EPS and two percentage points on Core EPS growth at AER.

Cash generation

Cash flow
	Q1 2025 £m	Q1 2024 £m
Cash generated from operations (£m)	1,301	1,126
Total net cash inflow/(outflow) from operating activities (£m)	1,145	958
Free cash inflow/(outflow)* (£m)	697	289
Free cash flow growth (%)	>100%	>100%
Free cash flow conversion* (%)	43%	28%
Total net debt** (£m)	13,947	14,961

*	Free cash flow and free cash flow conversion are defined on page 44. Free cash flow is analysed on page 35.
**	Net debt is analysed on pages 34 and 35.

Q1 2025

Cash generated from operations for the quarter was £1,301 million (Q1 2024: £1,126 million). The increase primarily reflected higher operating profit and a favourable timing impact from higher returns and rebates in comparison to lower returns and rebates in Q1 2024 including the impact of the removal of the AMP cap. This was partly offset by an adverse movement in receivables driven by higher Arexvy and Shingrix collections in Q1 2024.

Total contingent consideration cash payments in the quarter were £341 million (Q1 2024: £309 million). £338 million  (Q1 2024: £306 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £331 million (Q1 2024: £300 million).

Free cash inflow was £697 million for the quarter (Q1 2024: £289 million). The increase was primarily driven by higher cash generated from operations, lower capital expenditure on intangible assets and property, plant and equipment, higher proceeds from the sale of intangible assets, and lower dividends paid to non-controlling interests.

Total Net debt

At 31 March 2025, net debt was £13,947 million, compared with £13,095 million at 31 December 2024, comprising gross debt of £18,432 million and cash and liquid investments of £4,485 million. See net debt information on pages 34 and 35.

Net debt increased by £852 million primarily due to the net acquisition costs of IDRx, Inc. (IDRx) and Cellphenomics GmbH totalling £800 million, dividends paid to shareholders of £612 million, and shares purchased as part of the 2025 share buyback programme of £247 million. This was partly offset by free cash inflow of £697 million and exchange gain on net debt of £187 million.

At 31 March 2025, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £1,958 million and £2,192 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
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	Kathleen Quinn	+1 202 603 5003	(Washington)

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	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

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Q1 2025 pipeline highlights (since 5 February 2025)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (UK)
	Blujepa (gepotidacin)	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory approval (US)
	Arexvy	RSV, adults aged 50-59 years at increased risk	ACIP recommendation (US)
	Penmenvy (MenABCWY (gen 1) vaccine)	Meningococcal ABCWY	Regulatory approval (US)
	Penmenvy (MenABCWY (gen 1) vaccine)	Meningococcal ABCWY	ACIP recommendation (US)
Regulatory submissions or acceptances	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps	Regulatory acceptance (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory acceptance (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory acceptance (CN, EU)
Phase III data readouts or other significant events	Zejula	ZEAL-1L (1L maintenance non-small cell lung cancer)	Phase III data readout

Anticipated pipeline milestones

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2025	depemokimab	AGILE (severe asthma)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (JP)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Shingrix	Shingles, adults aged 18+ years at increased risk	Regulatory decision (CN)
	Shingrix	Shingles, liquid formulation	Regulatory decision (US)
H2 2025	camlipixant	CALM-1 (refractory chronic cough)	Phase III data read out*
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	NIMBLE (severe asthma)	Phase III data readout
	latozinemab	INFRONT-3 (frontotemporal dementia)	Phase III data read out
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (CN, JP)
	Ventolin	Low carbon MDI (asthma)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)

*CALM-1 results will be disclosed together with CALM-2

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2025	Arexvy	RSV, adults aged 60+ years	Phase III read out (CN)
	Arexvy	RSV, adults aged 18-49 years at increased risk, 18+ immunocompromised	Regulatory submission (US, EU, JP)
	Bexsero	Meningococcal B (infants)	Phase III data read out
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
2026	camlipixant	CALM-2 (refractory chronic cough)	Phase III data read out
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU, JP)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Phase III data read out
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (EU, CN, JP)
	latozinemab	INFRONT-3 (frontotemporal dementia)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (EU, CN, JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (EU, CN)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (CN)
	cobolimab	COSTAR (2L non-small cell lung cancer)	Regulatory decision (US, EU)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data read out
	cabotegravir	Q4M PrEP (HIV)	Phase II (pivotal) data read out
	cabotegravir	Q4M PrEP (HIV)	Regulatory submission (US)
	cabotegravir	Q4M PrEP (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 60+ years	Regulatory submission (CN)
	Arexvy	RSV, adults aged 18-49 years at increased risk and 18+ immunocompromised	Regulatory decision (US, EU, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Phase III data read out
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory submission (US, EU, CN, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)

Refer to pages 36 to 43 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Responsible Business focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q4 2024 results. For more details on annual updates, please see GSK's Responsible Business Performance Report 2024(1).

Access

Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q4 2024:

●	Burundi has become the tenth country to roll out RTS,S (Mosquirix), GSK’s world first malaria vaccine, as part of the routine immunisation schedule. More information can be found here(2).
●	Performance metrics related to access are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 11.

Global health and health security

Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q4 2024:

●
A phase II trial evaluating a pulmonary tuberculosis drug combination has commenced with the first patient dosed as part of a partnership between GSK and BioVersys which is aimed at researching and developing novel antibacterial products for serious life-threatening infections caused by multidrug-resistant bacteria. More information can be found here(3).

●
GSK and Chugai Pharmaceutical have signed a collaboration agreement for the development of an anti-dengue virus antibody, AID351. Under this agreement, GSK will perform activities and evaluate potential funding for the initiation of the related clinical studies. More information can be found here(4).

●	Performance metrics related to global health and health security are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 16.

Environment

Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q4 2024:

●	GSK was featured in CDP’s ‘A List’ for Climate Change and Water Security, and scored a B for Forests in their most recent rankings.
●
GSK and WWF announced a new 5-year partnership focused on building business resilience and protecting and restoring freshwater ecosystems, both within GSK’s operations and in its supply chain in water-stressed basins in India and Pakistan.

●
GSK continued to make progress on transitioning to renewable energy, co-leading a renewable power programme with suppliers in China through the Sustainable Markets Initiative. Through this partnership, GSK and other industry peers are expected to contribute an estimated 225 GWh of renewable energy to the grid annually. GSK also signed a new deal as part of the Energize programme which involved GSK, industry peers and suppliers across Europe, and is set to contribute approximately 245 GWh of new renewable energy annually to the grid.

●	Performance metrics related to environment are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 19.

Inclusion

Commitment: meet patients’ needs with research that includes those impacted by the disease under study, attract and retain the best talent regardless of background, and support all GSK people to thrive.

●	Performance metrics related to inclusion are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 27.

Ethical standards

Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 29.

Product governance

Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK's Responsible Business Performance Report 2024(1) on page 34.

Responsible Business rating performance

Detailed below is how GSK performs in key Responsible Business ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	78	80	Current score updated September 2024
Access to Medicines Index	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A	A-	Updated annually, current scores updated February 2025 (for supplier engagement, March 2023)
CDP Water Security	A	A-
CDP Forests (palm oil)	B	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	15.0	15.4	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at December 2024
MSCI	AA	AA	Last rating action date: September 2023
Moody’s ESG solutions	62	61	Current score updated August 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024

Footnotes:

(1)	https://www.gsk.com/media/11863/responsible-business-performance-report-2024.pdf
(2)	https://www.gavi.org/news/media-room/burundi-introduces-malaria-vaccine-routine-immunization
(3)	https://ir.bioversys.com/news/first-ever-patient-dosed-with-alpibectir-ethionamide-in-combination-with-first-line-tb-drugs-in-a-14-day/26cbb071-386b-400b-a07b-636e588777d2
(4)	https://www.chugai-pharm.co.jp/english/news/detail/20250130170001_1126.html
(5)	https://www.savethechildren.net/ethiopia/news/innovations-breaking-barriers-childrens-immunisation-nigeria-and-ethiopia-win-major

Total and Core results

Total reported results represent the Group’s overall performance.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on pages 44 and 45.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 19 and 20.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2024.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the three months ended 31 March 2025 were £331 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 89 and 90 of the Annual Report 2024.

The reconciliations between Total results and Core results for Q1 2025 and Q1 2024 are set out below.

Three months ended 31 March 2025

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	7,516						7,516
Cost of sales	(1,937)	198		11		2	(1,726)

Gross profit	5,579	198		11		2	5,790

Selling, general and administration	(2,070)			8	8	(6)	(2,060)
Research and development	(1,462)	21	64	1		(1)	(1,377)
Royalty income	180						180
Other operating income/(expense)	(11)				2	9	–

Operating profit	2,216	219	64	20	10	4	2,533

Net finance expense	(108)					7	(101)

Profit before taxation	2,108	219	64	20	10	11	2,432

Taxation	(336)	(51)	(16)	(5)	(30)	4	(434)
Tax rate %	15.9%						17.8%

Profit after taxation	1,772	168	48	15	(20)	15	1,998

Profit attributable to non-controlling interests	148				14		162

Profit/(loss) attributable to shareholders	1,624	168	48	15	(34)	15	1,836

	1,772	168	48	15	(20)	15	1,998

Earnings per share	39.7p	4.1p	1.2p	0.4p	(0.9p)	0.4p	44.9p

Weighted average number of shares (millions)	4,088						4,088

Three months ended 31 March 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	7,363						7,363
Cost of sales	(1,970)	182		33	19	3	(1,733)

Gross profit	5,393	182		33	19	3	5,630

Selling, general and administration	(2,087)			17		91	(1,979)
Research and development	(1,434)	14	54	7			(1,359)
Royalty income	151						151
Other operating income/(expense)	(533)				685	(152)	–

Operating profit	1,490	196	54	57	704	(58)	2,443
Net finance expense	(134)					2	(132)
Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)
Profit before taxation	1,355	196	54	57	704	(56)	2,310

Taxation	(274)	(41)	(14)	(13)	(76)	14	(404)
Tax rate %	20.2%						17.5%
Profit after taxation	1,081	155	40	44	628	(42)	1,906

Profit attributable to non-controlling interests	35				119		154
Profit attributable to shareholders	1,046	155	40	44	509	(42)	1,752
	1,081	155	40	44	628	(42)	1,906

Earnings per share	25.7p	3.8p	1.0p	1.1p	12.5p	(1.0p)	43.1p

Weighted average number of shares (millions)	4,069						4,069

Adjusting items Q1 2025

Major restructuring and integration

Total Major restructuring charges incurred in Q1 2025 were £20 million (Q1 2024: £57 million), analysed as follows:

	Q1 2025			Q1 2024
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	6	12	18	28	8	36
Significant acquisitions	1	–	1	19	–	19
Legacy programmes	1	–	1	2	–	2
	8	12	20	49	8	57

The Separation restructuring programme incurred cash charges of £6 million primarily from restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £12 million primarily reflected the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Affinivax Inc. (Affinivax) which was acquired in Q3 2022, BELLUS Health Inc. acquired in Q2 2023, Aiolos Bio, Inc. (Aiolos) acquired in Q1 2024 and IDRx acquired in Q1 2025.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £10 million (Q1 2024: £704 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q1 2025 £m	Q1 2024 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	39	586
ViiV Healthcare put options and Pfizer preferential dividends	(60)	66
Contingent consideration on former Novartis Vaccines business	52	28
Contingent consideration on acquisition of Affinivax	(33)	5
Other contingent consideration	4	–
Other adjustments	8	19

Total transaction-related charges	10	704

The £39 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi driven by the unwind of the discount for £114 million partly offset by updated exchange rates and net other remeasurements of £75 million. The £586 million charge in Q1 2024 primarily reflected updated sales forecasts due to improved longer term HIV prospects, as well as exchange movements and the unwind of the discount. The £60 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a decrease in the valuation of the put option primarily as a result of updated exchange rates and lower cash balances. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

There was a £52 million charge in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts and the unwind of the discount.

The £33 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone payment dates partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items included other net income, including fair value movements on equity investments and royalty income.

Financial information
Income statement

	Q1 2025 £m	Q1 2024 £m

TURNOVER	7,516	7,363

Cost of sales	(1,937)	(1,970)
Gross profit	5,579	5,393

Selling, general and administration	(2,070)	(2,087)
Research and development	(1,462)	(1,434)
Royalty income	180	151
Other operating income/(expense)	(11)	(533)

OPERATING PROFIT	2,216	1,490

Finance income	54	32
Finance expense	(162)	(166)
Share of after tax profit/(loss) of associates and joint ventures	–	(1)

PROFIT BEFORE TAXATION	2,108	1,355

Taxation	(336)	(274)
Tax rate %	15.9%	20.2%

PROFIT AFTER TAXATION	1,772	1,081

Profit attributable to non-controlling interests	148	35
Profit attributable to shareholders	1,624	1,046
	1,772	1,081

EARNINGS PER SHARE	39.7p	25.7p

Diluted earnings per share	39.3p	25.4p

Statement of comprehensive income

	Q1 2025 £m	Q1 2024 £m

Total profit for the period	1,772	1,081

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	138	(190)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(1)	–
Fair value movements on cash flow hedges	(4)	–
Cost of hedging	4	–
Reclassification of cash flow hedges to income statement	(5)	2

	132	(188)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(8)	3
Fair value movements on equity investments	(121)	78
Tax on fair value movements on equity investments	7	(15)
Fair value movements on cash flow hedges	–	1
Remeasurement gains/(losses) on defined benefit plans	56	46
Tax on remeasurement losses/(gains) on defined benefit plans	(14)	(10)

	(80)	103

Other comprehensive income/(expense) for the period	52	(85)

Total comprehensive income for the period	1,824	996

Total comprehensive income for the period attributable to:
Shareholders	1,684	958
Non-controlling interests	140	38

	1,824	996

Balance sheet

	31 March 2025 £m	31 December 2024 £m
ASSETS
Non-current assets
Property, plant and equipment	9,154	9,227
Right of use assets	817	846
Goodwill	6,926	6,982
Other intangible assets	16,258	15,515
Investments in associates and joint ventures	99	96
Other investments	933	1,100
Deferred tax assets	6,410	6,757
Derivative instruments	–	1
Other non-current assets	2,023	1,942

Total non-current assets	42,620	42,466

Current assets
Inventories	6,000	5,669
Current tax recoverable	442	489
Trade and other receivables	7,059	6,836
Derivative financial instruments	95	109
Liquid investments	21	21
Cash and cash equivalents	4,464	3,870
Assets held for sale	4	3

Total current assets	18,085	16,997

TOTAL ASSETS	60,705	59,463

LIABILITIES
Current liabilities
Short-term borrowings	(1,958)	(2,349)
Contingent consideration liabilities	(1,175)	(1,172)
Trade and other payables	(15,149)	(15,335)
Derivative financial instruments	(81)	(192)
Current tax payable	(628)	(703)
Short-term provisions	(1,840)	(1,946)

Total current liabilities	(20,831)	(21,697)

Non-current liabilities
Long-term borrowings	(16,474)	(14,637)
Corporation tax payable	(31)	–
Deferred tax liabilities	(404)	(382)
Pensions and other post-employment benefits	(1,870)	(1,864)
Derivative financial instruments	(2)	–
Other provisions	(555)	(589)
Contingent consideration liabilities	(5,854)	(6,108)
Other non-current liabilities	(1,030)	(1,100)

Total non-current liabilities	(26,220)	(24,680)

TOTAL LIABILITIES	(47,051)	(46,377)

NET ASSETS	13,654	13,086

EQUITY
Share capital	1,349	1,348
Share premium account	3,484	3,473
Retained earnings	8,307	7,796
Other reserves	1,017	1,054

Shareholders’ equity	14,157	13,671

Non-controlling interests	(503)	(585)

TOTAL EQUITY	13,654	13,086

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2025	1,348	3,473	7,796	1,054	13,671	(585)	13,086

Profit for the period			1,624		1,624	148	1,772
Other comprehensive income /(expense) for the period			172	(112)	60	(8)	52

Total comprehensive income/(expense) for the period			1,796	(112)	1,684	140	1,824

Distributions to non-controlling interests						(58)	(58)
Dividends to shareholders			(612)		(612)		(612)
Shares issued	1	11			12		12
Share buyback programme:
Purchase of treasury shares (1)	–		(701)		(701)		(701)
Write-down on shares held by ESOP Trusts			(75)	75			–
Share-based incentive plans			103		103		103

At 31 March 2025	1,349	3,484	8,307	1,017	14,157	(503)	13,654

(1) Includes shares committed to repurchase under irrevocable contracts and repurchases subject to settlement at the end of the period.

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			1,046	–	1,046	35	1,081
Other comprehensive income/(expense) for the period			(151)	63	(88)	3	(85)

Total comprehensive income/(expense) for the period			895	63	958	38	996

Distributions to non-controlling interests						(97)	(97)
Dividends to shareholders			(568)		(568)		(568)
Realised after tax losses on disposal or liquidation of equity investments			(47)	47			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			15	(15)			–
Shares issued		18			18		18
Write-down of shares held by ESOP Trusts			(141)	141			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			85		85		85
At 31 March 2024	1,348	3,471	7,935	1,086	13,840	(611)	13,229

Cash flow statement three months ended 31 March 2025

	Q1 2025 £m	Q1 2024 £m
Profit after tax	1,772	1,081
Tax on profits	336	274
Share of after tax loss/(profit) of associates and joint ventures	–	1
Net finance expense	108	134
Depreciation, amortisation and other adjusting items	823	549
(Increase)/decrease in working capital	(788)	(311)
Contingent consideration paid	(338)	(306)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	(612)	(296)
Cash generated from operations	1,301	1,126
Taxation paid	(156)	(168)
Total net cash inflow/(outflow) from operating activities	1,145	958

Cash flow from investing activities
Purchase of property, plant and equipment	(208)	(248)
Proceeds from sale of property, plant and equipment	1	1
Purchase of intangible assets	(240)	(315)
Proceeds from sale of intangible assets	76	27
Purchase of equity investments	(22)	(18)
Proceeds from sale of equity investments	–	1,055
Purchase of businesses, net of cash acquired	(800)	(719)
Contingent consideration paid	(3)	(3)
Disposal of businesses	(1)	(3)
Interest received	53	37
(Increase)/decrease in liquid investments	–	22
Dividend and distributions from investments	–	15
Total net cash inflow/(outflow) from investing activities	(1,144)	(149)

Cash flow from financing activities
Issue of share capital	12	18
Issue of long-term notes	2,018	–
Net increase/(decrease) in short-term loans	–	(323)
Increase in other short-term loans	59	–
Repayment of other short-term loans	(159)	–
Repayment of lease liabilities	(57)	(57)
Interest paid	(69)	(71)
Dividends paid to shareholders	(612)	(568)
Purchase of treasury shares	(247)	–
Distribution to non-controlling interests	(58)	(97)
Other financing items	(29)	38
Total net cash inflow/(outflow) from financing activities	858	(1,060)
Increase/(decrease) in cash and bank overdrafts in the period	859	(251)
Cash and bank overdrafts at beginning of the period	3,403	2,858
Exchange adjustments	(11)	(19)
Increase/(decrease) in cash and bank overdrafts in the period	859	(251)
Cash and bank overdrafts at end of the period	4,251	2,588
Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	4,464	2,790
Overdrafts	(213)	(202)
	4,251	2,588

Specialty Medicines turnover – three months ended 31 March 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
HIV	1,714	6	7	1,133	10	9	373	2	5	208	(5)	–
Dolutegravir products	1,288	(1)	–	773	–	–	323	–	2	192	(8)	(4)
Tivicay	314	(11)	(10)	174	(6)	(6)	58	(9)	(8)	82	(21)	(18)
Triumeq	246	(21)	(20)	168	(20)	(21)	45	(24)	(22)	33	(18)	(10)
Juluca	158	1	1	124	2	1	31	(3)	–	3	–	–
Dovato	570	18	19	307	21	21	189	12	15	74	21	25
Cabenuva	294	38	38	240	40	40	46	31	37	8	14	14
Apretude	89	65	63	87	61	61	–	–	–	2	–	–
Rukobia	38	15	15	32	3	3	3	50	–	3	>100	>100
Other	5	(44)	(22)	1	(67)	(100)	1	(67)	–	3	–	33
Respiratory, Immunology and Inflammation	804	26	28	497	31	31	150	14	17	157	25	31
Nucala	444	19	21	213	18	18	125	15	18	106	25	32
Benlysta	359	38	39	284	43	43	31	15	19	44	26	31
Other	1	(51)	(51)	–	–	–	(6)	(50)	(50)	7	17	17
Oncology	415	52	53	292	57	56	96	28	31	27	>100	>100
Jemperli	174	>100	>100	137	>100	>100	27	93	100	10	>100	>100
Zejula	131	(7)	(5)	62	(14)	(15)	56	(3)	(2)	13	18	45
Blenrep	–	–	–	–	–	–	–	–	–	–	–	–
Ojjaara/Omjjara	112	>100	>100	94	88	86	14	>100	>100	4	>100	>100
Other	(2)	>(100)	–	(1)	–	–	(1)	–	–	–	–	–
Specialty Medicines	2,933	16	17	1,922	21	20	619	8	12	392	10	16

Vaccines turnover – three months ended 31 March 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Shingles	867	(8)	(7)	372	(21)	(21)	291	27	31	204	(17)	(13)
Shingrix	867	(8)	(7)	372	(21)	(21)	291	27	31	204	(17)	(13)
Meningitis	350	17	20	122	1	–	138	37	41	90	17	26
Bexsero	251	16	20	70	(3)	(3)	135	38	42	46	(2)	9
Menveo	89	11	13	52	6	4	2	–	–	35	21	28
Other	10	>100	>100	–	–	–	1	–	–	9	>100	>100
RSV	78	(57)	(57)	55	(64)	(64)	19	>100	>100	4	(85)	(85)
Arexvy	78	(57)	(57)	55	(64)	(64)	19	>100	>100	4	(85)	(85)
Influenza	1	(92)	(92)	(4)	>(100)	>(100)	–	–	–	5	(55)	(55)
Fluarix, FluLaval	1	(92)	(92)	(4)	>(100)	>(100)	–	–	–	5	(55)	(55)
Established Vaccines	799	(5)	(3)	343	4	3	167	(6)	(3)	289	(12)	(9)
Boostrix	151	9	11	88	4	4	35	6	9	28	40	45
Cervarix	11	(66)	(62)	–	–	–	2	(50)	(50)	9	(68)	(64)
Hepatitis	170	(3)	(2)	92	1	1	46	(10)	(6)	32	(3)	(3)
Infanrix, Pediarix	145	–	1	82	(6)	(6)	28	(10)	(6)	35	30	33
Priorix, Priorix Tetra,Varilrix	96	23	26	23	>100	>100	29	–	–	44	2	7
Rotarix	141	(8)	(6)	54	(5)	(5)	32	10	14	55	(19)	(15)
Synflorix	51	13	18	–	–	–	1	(50)	(50)	50	16	21
Other	34	(52)	(52)	4	(20)	(40)	(6)	>(100)	>(100)	36	(46)	(45)
Vaccines	2,095	(8)	(6)	888	(18)	(18)	615	21	24	592	(14)	(10)

General Medicines turnover – three months ended 31 March 2025

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Respiratory	1,710	(1)	1	887	3	2	357	(1)	1	466	(7)	(2)
Anoro Ellipta	127	7	9	47	7	5	56	8	12	24	4	13
Flixotide/Flovent	99	(29)	(27)	61	(36)	(37)	18	–	–	20	(23)	(12)
Relvar/Breo Ellipta	265	(2)	–	101	2	2	92	(6)	(4)	72	(1)	4
Seretide/Advair	216	(23)	(21)	56	(39)	(40)	50	(18)	(15)	110	(15)	(11)
Trelegy Ellipta	675	14	15	479	13	12	83	11	13	113	24	30
Ventolin	185	10	12	108	26	26	30	20	24	47	(18)	(14)
Other Respiratory	143	(8)	(5)	35	59	59	28	(13)	(12)	80	(22)	(17)
Other General Medicines	778	(7)	(3)	55	4	4	158	(12)	(9)	565	(7)	(2)
Augmentin	173	(7)	(2)	–	–	–	50	(7)	(6)	123	(7)	–
Lamictal	102	1	3	44	19	16	25	(11)	(7)	33	(8)	(3)
Other General Medicines	503	(9)	(5)	11	(31)	(25)	83	(15)	(12)	409	(7)	(2)
General Medicines	2,488	(3)	–	942	3	2	515	(5)	(2)	1,031	(7)	(2)

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%	£m	AER%	CER%
Three months ended 31 March 2025	7,516	2	4	3,752	5	4	1,749	8	11	2,015	(6)	(2)

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment
	Q1 2025 £m	Q1 2024 £m	Growth AER%	Growth CER%

Commercial Operations (total turnover)	7,516	7,363	2	4

Operating profit by segment
	Q1 2025 £m	Q1 2024 £m	Growth AER%	Growth CER%

Commercial Operations	3,919	3,855	2	4
Research and Development	(1,353)	(1,308)	3	4

Segment profit	2,566	2,547	1	4
Corporate and other unallocated costs	(33)	(104)

Core operating profit	2,533	2,443	4	5
Adjusting items	(317)	(953)

Total operating profit	2,216	1,490	49	50

Finance income	54	32
Finance costs	(162)	(166)
Share of after tax profit/(loss) of associates and joint ventures	–	(1)

Profit before taxation	2,108	1,355	56	57

Commercial Operations Core operating profit of £3,919 million increased in the quarter. Strong Specialty Medicines sales performance, favourable product and regional mix, and higher royalty income were partly offset by investment in new asset launches and growth assets.

The R&D segment operating expense of £1,353 million in the quarter reflected continued spend across the portfolio, driven by Oncology investment in ADCs with lower spend on Blenrep and Zejula as these studies progress to completion.  Investment in Specialty Medicines also increased driven by camlipixant and the long acting TSLP asset.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2024. At 31 March 2025, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 9) was £1,351 million (31 December 2024: £1,446 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Annual Report 2024:

Product Liability

Zantac

As previously disclosed, the vast majority of the remaining cases have been resolved or dismissed such that less than 1% of the state court cases remain. GSK is in negotiations with plaintiffs’ counsel on the remaining cases, including two cases in Nevada state court with trials scheduled in 2026. The trial in the Mayor & City of Baltimore action is scheduled to begin 28 September 2026.

The appeal of the Delaware Superior Court’s decision allowing plaintiffs to present expert evidence of general causation on all ten cancer types to a jury remains pending. Oral argument was heard before the Delaware Supreme Court on 16 April 2025.  A decision could be issued in Q2-Q3 2025.

As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. Oral argument is tentatively scheduled for the week of 28 July 2025.

On 9 October 2024 GSK also reached an agreement to pay a total of $70 million to resolve the Zantac qui tam complaint previously filed by Valisure. Both the Department of Justice and the participating State Attorneys General approved the agreement which was signed on 3 April 2025. The qui tam complaint will be dismissed.

Intellectual Property

mRNA

GSK filed a patent infringement case against Pfizer/BioNTech in the United States District Court for the District of Delaware alleging infringement of 8 US GSK patents by the COVID-19 vaccine, COMIRNATY®. Trial has been scheduled for 7 June 2027.

GSK filed two separate patent infringement suits against Moderna, Inc. in the United States District Court for the District of Delaware. The first suit alleges infringement of 7 GSK patents by the COVID-19 vaccine, SPIKEVAX®. Trial has been scheduled for 19 July 2027. The second suit alleges infringement of 6 GSK patents by the RSV vaccine, mRESVIA®, and trial has been scheduled for 23 August 2027.

On 2 January 2025, Acuitas Therapeutics Inc. filed a declaratory judgment complaint against GSK, seeking judgment that COMIRNATY® does not infringe five GSK patents. Acuitas also seeks a ruling that the patents are invalid.  GSK has moved to dismiss the complaint for lack of subject matter jurisdiction.

RSV

On 1 April 2025, GSK and Pfizer Inc, reached a global settlement of all litigation whereby Pfizer has been granted a worldwide license to certain patents controlled by GSK relating to recombinant RSV prefusion F protein and GSK will receive a royalty stream on sales of Abrysvo®. The pending litigation in the United States District Court for the District of Delaware was dismissed on 4 April 2025. Cases pending in other jurisdictions are also in the process of being dismissed.

Returns to shareholders

Quarterly dividends

The Board has declared a first interim dividend for Q1 2025 of 16p per share (Q1 2024: 15p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 16p for Q1 2025. The expected dividend for 2025 is 64p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 8 July 2025. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend and record dates will be 16 May 2025 with a payment date of 10 July 2025.

	Paid/ Payable	Pence per share	£m

2025
First interim	10 July 2025	16	654
2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612
Fourth interim	10 April 2025	16	656

		61	2,492

Share capital in issue

At 31 March 2025, 4,085 million shares (Q1 2024: 4,078 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). The company issued 0.9 million shares in the quarter (Q1 2024: 1.9 million) under employee share schemes for net proceeds of £12 million (Q1 2024: £18 million).

On 5th February 2025, GSK announced a £2 billion share buyback programme to be completed over an 18 month period. As at 31 March 2025, 18 million shares were repurchased and are being held as treasury shares, at a cost of £273 million, including transaction costs of £1 million.

Treasury shares for these purposes include shares purchased by GSK plc on 28 March 2025 and 31 March 2025. As announced via RNS, GSK purchased 834,200 ordinary shares on 28 March 2025 and 836,600 ordinary shares on 31 March 2025, to be held as Treasury shares. Upon settlement of the relevant trades, the shares purchased on those dates are held as Treasury shares, and are therefore treated as Treasury shares for the purposes of the Q1 2025 reporting period and this results announcement. The settlement cost of these shares was £25 million.

At 31 March 2025, the company held 187 million Treasury shares at a cost of £3,230 million, of which 169 million shares of £2,957 million were repurchased as part of previous share buyback programmes, which has been deducted from retained earnings.

At 31 March 2025, the ESOP Trusts held 43.6 million shares of GSK shares, of which 43 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying value of £304 million has been deducted from other reserves. The market value of these shares was £638 million.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares
	Q1 2025 millions	Q1 2024 millions

Weighted average number of shares – basic	4,088	4,069
Dilutive effect of share options and share awards	49	44

Weighted average number of shares – diluted	4,137	4,113

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2025 and should be read in conjunction with the Annual Report 2024, which was prepared in accordance with UK- adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB). This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2024.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2024.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2024 were published in the Annual Report 2024, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2025	Q1 2024	2024

Average rates:
US$/£	1.26	1.27	1.28
Euro/£	1.20	1.16	1.18
Yen/£	193	187	193

Period-end rates:
US$/£	1.29	1.26	1.25
Euro/£	1.20	1.17	1.20
Yen/£	193	191	197

Contingent liabilities

There were contingent liabilities at 31 March 2025 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the Significant legal disputes to which the Group is a party are set out on page 30, and pages 287 to 290 of the 2024 Annual Report.

Net assets

The book value of net assets increased by £568 million from £13,086 million at 31 December 2024 to £13,654 million at 31 March 2025. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders and shares committed to be repurchased under the first tranche of the 2025 share buyback programme and associated transaction costs.

At 31 March 2025, the net deficit on the Group’s pension plans decreased to £18 million compared with £103 million at 31 December 2024. This decrease is primarily due to an increase in the UK discount rate and a decrease in the UK inflation rate, partly offset by a decrease in the US discount rate, and lower UK and US asset values.

Other payables includes £428 million related to shares still to be purchased as part of the first tranche of the 2025 share buyback programme, £25 million for shares purchased but not settled at 31 March 2025, and £1 million of transaction costs.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £855 million (31 December 2024: £915 million).

Contingent consideration amounted to £7,029 million at 31 March 2025 (31 December 2024: £7,280 million) as follows:

	Group 31 March 2025 £m	Group 31 December 2024 £m

Contingent consideration estimated present value of amounts payable relating to:
Former Shionogi-ViiV Healthcare joint venture	5,769	6,061
Former Novartis Vaccines business acquisition	605	575
Affinivax acquisition	454	502
Aiolos acquisition	129	130
Others	72	12

Contingent consideration liability at end of the period	7,029	7,280

Of the contingent consideration payable to Shionogi at 31 March 2025, £1,120 million (31 December 2024: £1,127 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

Q1 2025	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	6,061	7,280
Additions	–	61
Remeasurement through income statement and other movements	39	29
Cash payments: operating cash flows	(331)	(338)
Cash payments: investing activities	–	(3)

Contingent consideration at end of the period	5,769	7,029

Q1 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Remeasurement through income statement and other movements	586	722
Cash payments: operating cash flows	(300)	(306)
Cash payments: investing activities	–	(3)

Contingent consideration at end of the period	6,004	7,075

Business acquisitions

On 13 January 2025, GSK announced it had entered into an agreement to acquire 100% of IDRx, Inc, a Boston based, clinical stage biopharmaceutical company dedicated to developing precision therapies for the treatment of gastrointestinal stromal tumours (GIST). The acquisition includes lead molecule, IDRX-42, a highly selective investigational tyrosine kinase inhibitor (TKI) that is designed to improve the outcomes for patients with GIST. GSK acquired all of the outstanding equity interests in IDRx for a total consideration of US$1.1 billion (£840 million) as adjusted for working capital acquired paid upon closing and up to US$150 million (£119 million) as an additional success-based regulatory milestone payment. The estimated fair value of the contingent consideration payable was US$60 million (£48 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany. The transaction was subject to customary conditions, including applicable regulatory agency clearances under the Hart Scott-Rodino Act in the US, and subsequently closed on 21 February 2025.

The initial acquisition accounting was reflected in the first quarter of 2025 on a preliminary basis, the values below are provisional and subject to change. The purchase price allocation is expected to be completed by the end of Q4 2025.

Goodwill of £88 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m
Net assets acquired:
Intangible assets	1,007
Cash and cash equivalents	48
Other net liabilities	(52)
Deferred tax liabilities	(203)
800
Goodwill	88
Total consideration	888
Of the £888 million consideration, £63 million was unpaid as at 31 March 2025.

On 15 January 2025, GSK acquired a Berlin based private company, Cellphenomics GmbH, which has developed proprietary capabilities in developing durable organoid models, for a total cash consideration of up to €44 million (approximately £37 million) of which €15 million (£13 million) was unpaid as at 31 March 2025. The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement was not subject to closing conditions and the acquisition has been completed.

Net debt information

Reconciliation of cash flow to movements in net debt

	Q1 2025 £m	Q1 2024 £m
Total Net debt at beginning of the period	(13,095)	(15,040)
Increase/(decrease) in cash and bank overdrafts	859	(251)
Increase/(decrease) in liquid investments	–	(22)
Issue of long-term notes	(2,018)	–
Net decrease/(increase) in short-term loans	–	323
Increase in other short-term loans(1)	(59)	–
Repayment of other short-term loans(1)	159	–
Repayment of lease liabilities	57	57
Net debt of subsidiary undertakings acquired	(1)	–
Exchange adjustments	187	1
Other non-cash movements	(36)	(29)
Decrease/(increase) in net debt	(852)	79
Total Net debt at end of the period	(13,947)	(14,961)

(1)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months but less than twelve months.

Net debt analysis

	31 March 2025 £m	31 December 2024 £m
Liquid investments	21	21
Cash and cash equivalents	4,464	3,870
Short-term borrowings	(1,958)	(2,349)
Long-term borrowings	(16,474)	(14,637)
Total Net debt at the end of the period	(13,947)	(13,095)

Free cash flow reconciliation

	Q1 2025 £m	Q1 2024 £m

Net cash inflow/(outflow) from operating activities	1,145	958
Purchase of property, plant and equipment	(208)	(248)
Proceeds from sale of property, plant and equipment	1	1
Purchase of intangible assets	(240)	(315)
Proceeds from disposals of intangible assets	76	27
Net finance costs	(16)	(34)
Contingent consideration paid (reported in investing activities)	(3)	(3)
Distributions to non-controlling interests	(58)	(97)

Free cash inflow/(outflow)	697	289

Related party transactions

Details of GSK’s related party transactions are disclosed on page 258 of the 2024 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Respiratory, Immunology and Inflammation (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES)

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer, head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer, glioblastoma
		●	belrestotug (anti-TIGIT) 1L non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer
Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV adults (18-49 years of age at increased risk (AIR) and 18+ immunocompromised)
		●	Blujepa (gepotidacin; bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis
		●	GSK4178116 (varicella vaccine) varicella new strain individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	70
Total projects in clinical development (inclusive of all phases and indications)	91

Therapy area updates

The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology and Inflammation

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late-stage development in a range of IL-5 mediated conditions including asthma with type 2 inflammation, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). It is the first ultra-long-acting biologic engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling six-month dosing intervals in phase III clinical trials.

Positive phase III data from the pivotal SWIFT-1 and SWIFT-2 trials in asthma with type 2 inflammation and the ANCHOR-1 and ANCHOR-2 trials in patients with CRSwNP have been published in The New England Journal of Medicine and The Lancet respectively and are being used to support regulatory filings in major markets.

Regulatory submissions seeking approval for the use of depemokimab in patients with asthma with type 2 inflammation and in patients with CRSwNP, have been accepted by the health authorities in four major markets; EU, China, Japan and the US. Submissions in other markets are expected to progress through the year.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
AGILE (severe asthma) NCT05243680	III (exten sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022	Active, not recruiting
NIMBLE (severe asthma) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Active, not recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022	Recruiting

Nucala (mepolizumab)

Nucala is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across four IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES and CRSwNP.

In September 2024, positive results from MATINEE, a phase III trial investigating mepolizumab in patients with chronic obstructive pulmonary disease (COPD) were announced. MATINEE met its primary endpoint with the addition of mepolizumab to inhaled maintenance therapy showing a statistically significant and clinically meaningful reduction in the annualised rate of moderate/severe exacerbations versus placebo, with patients treated for up to 104 weeks. Publication of the full results of MATINEE is expected in Q2 2025.

In Q1 2025, regulators in the EU and China accepted the MATINEE data for review as part of the regulatory process to seek an indication for the use of mepolizumab in patients with COPD. Regulatory review in the US is ongoing with a decision expected in May 2025.

Key trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Complete; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)

Based on positive results from the phase III head-to-head DREAMM-7 and DREAMM-8 trials, GSK is pursuing regulatory approvals worldwide for Blenrep combinations for the treatment of relapsed or refractory multiple myeloma. In April 2025, the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) approved Blenrep in second line and later multiple myeloma, its first regulatory approval in this treatment setting anywhere in the world. Additional submissions are under review in 14 markets, with key approvals expected in major markets in 2025, including the US with a Prescription Drug User Fee Act (PDUFA) date of 23 July.

GSK continues to explore the potential for belantamab mafodotin to help address unmet need for patients with multiple myeloma, in early treatment lines and in combination with novel therapies and standard of care treatments through the DREAMM clinical trial programme. The programme includes DREAMM-10, a phase III trial evaluating belantamab mafodotin plus lenalidomide and dexamethasone (BRd) versus daratumumab plus lenalidomide and dexamethasone (DRd) in patients with newly diagnosed transplant ineligible multiple myeloma.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Active, not recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
			Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)

Jemperli (dostarlimab) is the foundation of GSK’s immuno-oncology-based research and development programme. It is the only approved immuno-oncology-based treatment regimen to demonstrate a statistically significant and clinically meaningful overall survival benefit for the first-line treatment of adult patients with primary advanced or recurrent endometrial cancer irrespective of biomarker status.  The ongoing development programme includes our AZUR trials in dMMR/MSI-H locally advanced rectal cancer and resectable dMMR/MSI-H colon cancer; our JADE phase III trial in locally advanced unresected head and neck cancer; our COSTAR Lung phase III trial in combination with anti-TIM-3 compound cobolimab and chemotherapy in second-line non-small cell lung cancer (NSCLC); and the GALAXIES-Lung-301 phase III trial in combination with anti-TIGIT compound belrestotug in firstline locally advanced or metastatic PD-1-selected NSCLC.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Complete; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020	Active, not recruiting
GALAXIES-Lung 301 (untreated, unresectable, locally advanced or metastatic PD-L1 high non-small cell lung cancer) NCT06472076	III
A randomized, multicenter, double-blind, trial investigating belrestotug in combination with dostarlimab compared with placebo in combination with pembrolizumab in participants with previously untreated, unresectable, locally advanced or metastatic PD-L1 selected non-small cell lung cancer
			Trial start: Q2 2024	Recruiting

Zejula (niraparib)

GSK continues to assess the potential of niraparib monotherapy and in combination with other agents across multiple tumour types. Niraparib monotherapy is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in the phase III GLIOFOCUS trial (NCT06388733) sponsored by the Ivy Brain Tumor Center and supported by GSK. In addition, the ongoing development programme includes several phase III combination studies including the RUBY Part 2 trial of niraparib and dostarlimab in recurrent or primary advanced endometrial cancer; the FIRST trial of niraparib and dostarlimab in stage III or IV nonmucinous epithelial ovarian cancer; and the ZEAL-1L trial of niraparib plus pembrolizumab in advanced/metastatic non-small cell lung cancer.

In April 2025, results showed that the phase III ZEAL-1L trial did not meet its primary endpoint of progression-free survival. There were no new safety findings; safety results were generally consistent with the known safety profile of each individual agent. GSK is planning to present the results at an upcoming scientific meeting. Results will be shared with global health authorities as appropriate.

Key ongoing phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data reported: Q1 2025	Active not recruiting, has results
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data reported: Q4 2024	Complete: primary endpoint met

HIV

As pioneers in long-acting injectables, GSK is focused on the next-generation of HIV innovation with integrase inhibitors (INSTIs) – the gold standard for HIV treatment and prevention – at the core. We remain confident that our pipeline - including three new INSTIs in development and five planned launches, will continue to drive performance over the coming decade.

In March 2025, ViiV Healthcare, majority owned by GSK, shared 81 abstracts at CROI (Conference on Retroviruses and Opportunistic Infections), the premier scientific HIV conference. Data spanned our innovative HIV treatment and prevention portfolio, and pipeline, reinforcing our position as leaders in HIV innovation with a focus on long-acting injectables.

Key data included real-world and implementation data highlighting the effectiveness Cabenuva (cabotegravir + rilpivirine LA) and Apretude (cabotegravir LA (CAB LA) for PrEP) - the only approved long-acting injectable therapies for HIV treatment and prevention dosed every two-months - among a broad range of populations. These data reinforce confidence in the competitive profile, efficacy, safety and tolerability of our long-acting medicines delivering on the needs of patients today.

Data were also shared highlighting the progress of three high potential assets in our treatment pipeline:
●VH184 (third generation INSTI): phase IIa results demonstrated rapid and high potency, positive safety results and no drug resistance mutations. These promising early data support further development of VH184 as the backbone of the next generation of HIV treatment regimens.
●N6LS (bNAb): phase IIb data showed high efficacy and tolerability. These results combined with pharmacokinetic (PK) data support progressing this asset to explore six-monthly dosing.
●VH499 (investigational capsid inhibitor): phase IIa data showed potent antiviral activity and favourable safety, supporting further development of this asset.

The assets that will deliver six-monthly dosing for treatment are expected to be confirmed in 2026, with a Q6M registrational study start planned in 2027. We expect our Q6M regimen to contain a combination of one of three long-acting INSTIs (CAB ULA, VH184 or VH310) with either our bNAB N6LS or VH499, our capsid inhibitor.

Trial name (population)	Phase	Design	Timeline	Status
EXTEND 4M (HIV) NCT06741397	II
Phase IIb open label, single arm, repeat dose study to investigate the safety, tolerability and pharmacokinetics (PK) of CAB ULA administered intramuscularly every four months in participants at risk of acquiring HIV-1.
			Trial start: Q4 2024	Active, not recruiting
EMBRACE (HIV) NCT05996471	IIb
The study aims at evaluating the efficacy of VH3810109, dosed in accordance with the dosing schedule as either intravenous (IV) infusion or subcutaneous (SC) infusion with recombinant hyaluronidase (rHuPH20), in combination with cabotegravir (CAB) intramuscular (IM) dosed in accordance with the dosing schedule in virologically suppressed, Antiretroviral therapy (ART)-experienced adult participants living with HIV.
			Q3 2023	Active, not recruiting

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

GSK continues to generate data strengthening the body of evidence supporting the robust profile of its RSV vaccine for adults, Arexvy. In March 2025, 17 abstracts were presented at the International RSV Symposium in Brazil to further evaluate the unmet medical need associated with RSV and disclose new data on the immunogenicity and safety of Arexvy. Positive data on the co-administration of Arexvy with the standard of care for adult pneumococcal vaccination (PCV20) were disclosed at the congress of the European Society of Clinical Microbiology and Infectious Diseases (ESCMID) in April.

In April 2025, the Advisory Committee on Immunization Practices (ACIP) voted in favour of recommending the use of RSV vaccines including Arexvy in adults aged 50-59 who are at increased risk for severe RSV disease. This represents over 13 million people, including those with conditions like COPD, asthma, diabetes, heart disease and those in residential care. This expands on ACIP’s previous vote in June 2024 to recommend RSV vaccines for adults aged 60-74 who are at increased risk and all adults aged 75 and older. The vaccine has now been approved for use in 66 markets worldwide.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-012 (Adults aged 60 years and above) NCT06534892	IIIb
An Extension and Crossover Vaccination Study on the Immune Response and Safety of a Vaccine Against Respiratory Syncytial Virus Given to Adults 60 Years of Age and Above Who Participated in RSV OA=ADJ-006 Study
			Trial start: Q3 2024	Recruiting
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; primary endpoint met
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; data analysis ongoing
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Complete; primary endpoint met

Key phase III trials for Arexvy (continued):
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Primary data reported: Q1 2025	Complete; primary endpoint met
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Active, not recruiting; primary endpoint met
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024	Active, not recruiting
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adult participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III
A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older in China and other countries
			Trial start: Q3 2024	Recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB) that has been granted Fast Track designation by the US FDA and SENKU designation by the Japanese Ministry of Health, Labour and Welfare in Japan for the treatment of CHB. To further expand development in novel sequential regimens, GSK has entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen. Phase IIb trials started in Q4 2024.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Recruiting

Blujepa (gepotidacin; bacterial topoisomerase inhibitor)

In March 2025, the US FDA approved Blujepa (gepotidacin) for the treatment of female adults (≥40 kg) and paediatric patients (≥12 years, ≥40 kg) with uncomplicated urinary tract infections (uUTIs) caused by the following susceptible microorganisms: Escherichia coli, Klebsiella pneumoniae, Citrobacter freundii complex, Staphylococcus saprophyticus and Enterococcus faecalis. This is the first in a new class of oral antibiotics for uUTIs in nearly 30 years.

Blujepa is a first-in-class oral antibiotic with a novel mechanism of action that is part of GSK’s infectious diseases portfolio. It is also being investigated for the treatment of urogenital gonorrhoea. Positive data from three pivotal trials demonstrate its potential to provide a new oral treatment option for patients, including those with drug resistant infections. Filings for gonorrhoea are expected to follow later in 2025.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

Penmenvy (MenABCWY vaccine)

In February 2025, the US FDA approved Penmenvy (Meningococcal Groups A, B, C, W, and Y Vaccine) for use in individuals aged 10 through 25 years. The vaccine targets five major serogroups of Neisseria meningitidis (A, B, C, W, and Y) which commonly cause invasive meningococcal disease (IMD).

In April 2025, the ACIP voted to recommend its use as part of the US adolescent meningococcal vaccination schedule. GSK is working to fulfil all post-marketing requirements.

GSK’s 5-in-1 meningococcal groups A, B, C, W, and Y (MenABCWY) vaccine combines the antigenic components of its two well-established licensed meningococcal vaccines – Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal Groups A, C, Y, and W-135 Vaccine). Its safety data demonstrates a safety profile consistent with these two vaccines. The protection offered by Penmenvy aims to reduce the number of injections, simplifying immunisation and potentially increasing series completion and vaccination coverage of adolescents and young adults in the United States.

Key trials for Penmenvy:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q1 2024	Complete; primary endpoints met
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate where the impact is significant, reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

AER% represents growth at actual exchange rates.

Core Earnings per share

Unless otherwise stated, Core earnings per share refers to Core basic earnings per share.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered a good indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 35.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory, Immunology and Inflammation, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 17 and other non-IFRS measures are defined in pages 44 and 45.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and Outlooks, assumptions and cautionary statements

2025 Guidance

GSK affirms its full-year 2025 guidance at constant exchange rates (CER).

GSK expects its turnover to increase between 3 to 5 per cent and Core operating profit to increase between 6 to 8 per cent. Core earnings per share is expected to increase between 6 to 8 per cent.

The Core earnings per share guidance includes the implementation of the £2 billion share buyback programme to the end of Q2 2026.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit per cent, Vaccines to decrease by a low-single digit per cent, and General Medicines to be broadly stable.

Tariffs

GSK notes that the US Administration has initiated an investigation under Section 232 of the Trade Expansion Act to determine the effects on national security of imports of pharmaceutical products. The company is well positioned to respond to the potential financial impact of sector-specific tariffs, should they be implemented, with mitigation options identified in the supply chain and productivity initiatives. The company will continue to monitor and review developments related to this situation.

2021-2026 and 2031 Outlooks

In February 2025 GSK set out improved outlooks for 2031. Please see 2024 full year and fourth quarter results on gsk.com(1).

Assumptions and basis of preparation related to 2025 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2025, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

2025 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies as a result of government or competitor action. The 2025 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk- adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2024 average exchange rates as a base (£1/$1.28, £1/€1.18, £1/Yen 193).

(1) https://www.gsk.com/media/11776/fy-2024-results-announcement.pdf

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q1 2025 earnings release and in the Group's 2024 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2024. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the company”) to review the condensed financial information in the Results Announcement of the company for the three months ended 31 March 2025.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three month period ended 31 March 2025 on page 22 and 23;
●	the balance sheet as at 31 March 2025 on page 24;
●	the statement of changes in equity for the three-month period then ended on page 25;
●	the cash flow statement for the three-month period then ended on page 26; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 27 to 35 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2024, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Boards (IASB).

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three months ended 31 March 2025 is not prepared, in all material respects in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 32, the annual financial statements of the company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 32.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

29 April 2025

Glossary

Terms used in the Announcement	Brief description
2 L	2nd line
ACIP	Advisory Committee on Immunization Practices
ADC	Antibody-drug-conjugates
ADP	Adenosine diphosphate
AMP	Average manufacturer price
ASO	Antisense oligonucleotide
AS03	Adjuvant system 03
Bnab	Broadly neutralising antibody
CCL	Contingent consideration liability
CDC	Centre for Disease Control and Prevention
CMS	Centre for Medicare & Medicaid Services
COPD	Chronic obstructive pulmonary disease
CROI	Conference on Retroviruses and Opportunistic Infections
CRSwNP	Chronic rhinosinusitis with nasal polyps
DTG	Dolutegravir
EGPA	Eosinophilic granulomatosis with polyangiitis
ESOP	Employee share ownership plan
GIST	Gastrointestinal stromal tumours
HBV	Hepatitis B virus
HES	Hypereosinophilic syndrome
IBATi	Ileal bile acid transporter inhibitor
Insti	Integrase nuclear strand transfer inhibitors
IRA	Inflation Reduction Act
JAK	Janus kinase inhibitor
JAK1/JAK2 and ACVR1	once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor
LA	Long acting includes Cabenuva and Apretude
MAPS	Multi antigen presenting system
MDS	Myelodysplastic Syndromes
MGMT glioblastoma	methylated DNA protein cysteine methyltransferase
MMR/V	Measles, mumps, rubella and varicella
mRNA	messenger ribonucleic acid
OA	Older adults
OECD	Organisation for Economic Co-operation and Development
Oral 2DR	Oral 2 drug regimen includes Dovato and Juluca
PARP	a Poly ADP ribose polymerase
PD-1	a programmed death receptor-1 blocking antibody
PK	Pharmacokinetics
PYS	Peak year sales
Q4M	every 4 months
Q6M	every 6 months
RCC	Refractory chronic cough
RNS	Regulatory news service
RSV	Respiratory syncytial virus
SCLC	small cell lung cancer
SITT	Single inhaler triple therapy
TIGIT	T cell immunoreceptor with Ig and ITIM domains
TIM3	T-cell membrane protein-3
TSLP	Long-acting anti-thymic stromal lymphopoietin monoclonal
ULA	Ultra long acting
uUTIs	uncomplicated urinary tract infections

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 30, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc